SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

FUSE MEDICAL, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

36113U101

(CUSIP Number)

Christopher C. Reeg

Reeg Medical Industries, Inc.

3024 Westminster Ave.

Dallas, Texas 75205

Telephone No.: (214) 564-1350

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 1, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36113U101

1.	NAMES OF REPORTING PERSONS. CHRISTOPHER C. REEG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP. (a) ☐ (b) ☐
3.	SEC USE ONLY.
4.	SOURCE OF FUNDS. OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e). ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 7,689,078 (i)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 7,689,078 (i)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,689,078 (i)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS). ☐
13.	PERCENT OF CLASS REPRESENTED BY ROW (11). 10% (ii)
14.	TYPE OF REPORTING PERSON IN

(i)

Includes 6,607,701 shares of common stock, par value $0.01 per share (“Common Stock”) of Fuse Medical, Inc., a Delaware corporation (the “Issuer”), held by Reeg Medical Industries, Inc., a Texas corporation (“RMI”) and 827,877 shares of Common Stock issuable to RMI upon demand in accordance with the terms of that certain Amended and Restated Promissory Note, dated October 19, 2018, made by the Issuer and payable to the order of RMI, in the principal amount of $50,000 (such promissory note, the “RMI Note”). Christopher C. Reeg (the “Reporting Person”) is the sole shareholder, sole director, and sole officer of RMI. Accordingly, the Reporting Person, through RMI, has the sole power to vote or direct the vote or to dispose of or direct the disposition of these securities.

(ii)	Percentage of class based on 70,201,977 total outstanding shares of Common Stock of the Issuer as of August 10, 2018, calculated in accordance with Rule 13d-3(d).

This Amendment No. 1 (this “Amendment”) amends the statement on Schedule 13D (the “Schedule 13D”, and as amended by this Amendment the “Schedule 13D/A”) filed by Christopher C. Reeg on December 19, 2016, relating to the beneficial ownership of shares of Common Stock, of the Issuer. Capitalized terms herein and not otherwise defined shall have the respective meanings ascribed to them in the Schedule 13D.

Item 1.	Security and Issuer.

This Schedule 13D/A relates to the Common Stock, of the Issuer, whose principal executive office is located at 1565 N. Central Expressway, Suite 220, Richardson, Texas 75080.

Item 2.	Identity and Background.

(a)	This Schedule 13D/A is filed by the Reporting Person who is the sole shareholder, sole director, and sole officer of RMI.

(b)	The principal business address of the Reporting Person is 3024 Westminster Ave. Dallas, Texas 75205.

(c)	The Reporting Person’s present principal occupation or employment is serving as Chief Executive Officer, Secretary, and member of the board of directors (“Board”) of the Issuer.

(d)	The Reporting Person, has not, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

The Reporting Person has not, during the last five (5) years, been a party to a civil proceeding of judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

On August 1, 2018 (“Closing Date”), RMI completed the sale (“Sale”) of its pro rata share of all of the outstanding interests of Palm Springs Partners, LLC d/b/a Maxim Surgical, a Texas limited liability company (“Maxim”), to the Issuer pursuant to that certain Securities Purchase Agreement (“Purchase Agreement”) by and between the Issuer, Maxim, RMI, Mr. Amir David Tahernia, an individual (together with RMI, the “Sellers”), and Mr. Amir David Tahernia in his capacity as representative of the Sellers, dated July 30, 2018. Pursuant to the Purchase Agreement, the Issuer purchased one hundred percent (100%) of the outstanding equity interests of Maxim (“Maxim Interests”) from the Sellers. In exchange for the Maxim, the Issuer issued and sold an aggregate of 4,311,169 shares of Common Stock to the Sellers, at an agreed-upon value of $0.76 per share of Common Stock, which was equal to the 30-day volume-weighted average price of the Common Stock as of three (3) business days prior to the Closing Date, as reported on the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission (“SEC”) on August 3, 2018. Pursuant to the Purchase Agreement, the Issuer issued and sold 2,607,701 shares of Common Stock (“Issued Securities”) to RMI in exchange for its pro rata share of Maxim Interests in the Sale. The Purchase Agreement, which is filed as Exhibit 1 hereto and incorporated herein by reference, contains customary representations, warranties, covenants, and indemnities of the parties. The source of funds for the Issued Securities was “Other,” because RMI sold its pro rata share of the Maxim Interests to the Issuer in exchange for the Issued Securities.

On December 14, 2017, the Board awarded 188,500 shares of Common Stock, in the form of a restricted stock award (the “December RSA”) to the Reporting Person, as reported in the Issuer’s Current Report on Form 8-K, filed with the SEC on December 20, 2017. The December RSA was issued in accordance with the 2017 Equity Incentive Plan of the Issuer as annual compensation for services the Reporting Person rendered to the Issuer as a member of the Board. The Board determined that each share of Common Stock comprising the December RSA had a fair market value of $0.20 on the date of grant. The December RSA will fully vest on September 21, 2018, in accordance with the terms of the Restricted Stock Award for Board Compensation, in the form filed as Exhibit 2 hereto and incorporated herein by reference. The source of funds for the 188,500 shares of Common Stock issued pursuant to the December RSA was “Other,” because the December RSA was awarded in exchange for services rendered to the Issuer.

On September 21, 2017, the Board awarded a total of 65,000 shares of Common Stock, in the form of a restricted stock award (the “September RSA”) to the Reporting Person, as reported in the Issuer’s Current Report on Form 8-K, filed with the SEC on October 10, 2017. The September RSA was issued in accordance with the 2017 Equity Incentive Plan of the Issuer as annual compensation for services the Reporting Person rendered to the Issuer as a member of the Board. The Board determined that each share of Common Stock comprising the September RSA had a fair market value of $0.20 on the date of grant. The September RSA will fully vest on September 21, 2018, in accordance with the terms of the Restricted Stock Award for Board Compensation, in the form filed as Exhibit 2 hereto and incorporated herein by reference. The source of funds for the 65,000 shares of Common Stock issued pursuant to the September RSA was “Other,” because the September RSA was awarded in exchange for services rendered to the Issuer.

Item 4.	Purpose of Transaction.

The information set forth in Item 3 above referencing the Reporting Person’s acquisition of and right to acquire Common Stock pursuant to the Purchase Agreement, December RSA, and September RSA, is incorporated by reference in this Item 4. The Reporting Person has acquired such securities for his own account, without any intention to resell or engage in a distribution thereof.

As of the date of this Schedule 13D/A, other than the Purchase Agreement, December RSA, and September RSA, each as discussed herein, the Reporting Person does not have any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) any extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) changes causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above. However, the Reporting Person reserves the right to propose, undertake, or participate in any of the foregoing actions in the future.

Item 5.	Interest in Securities of the Issuer.

(a)

As of the date of this Schedule 13D/A, the Reporting Person beneficially owns 7,689,078 shares (including 827,877 shares issuable upon demand in accordance with the terms of the RMI Note) of the Issuer’s Common Stock, which in the aggregate, represents 10% of the currently outstanding shares of the Issuer’s Common Stock (for purposes of calculating the percentage, the 827,877 shares issuable upon demand in accordance with the terms of the RMI Note were assumed to be outstanding). The foregoing calculations of percentage ownership are based on 70,201,977 shares of Common Stock outstanding, as of August 10, 2018.

(b)

The Reporting Person is the sole shareholder, the sole director, and the sole officer of RMI and owns one hundred percent (100%) of the shares of the outstanding stock of RMI. The Reporting Person has sole voting and dispositive power with respect to 7,689,078 shares of Common Stock including: (i) 253,500 shares of Common Stock that the Reporting Person owns directly; (ii) 6,607,701 shares of Common Stock that RMI owns directly; and (iii) 827,877 of shares of Common Stock that RMI has the right to acquire in accordance with the terms of the RMI Note.

The Reporting Person has neither shared voting power nor shared dispositive power with respect to any shares of Common Stock. The 7,689,078 shares of Common Stock with respect to which the Reporting Person has sole voting and dispositive power constitute 10% of the outstanding Common Stock of the Issuer, calculated in accordance with Rule 13d-3(d).

(c)	The response to Item 3 of this Schedule 13D/A is incorporated herein by reference.

(d)

The Reporting Person confirms that, except as described herein, he is not aware of any other person with the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Common Stock of the Issuer beneficially owned by him.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The responses to Item 3 and Item 4 of this Schedule 13D/A are incorporated herein by reference.

Other than as described in this Schedule 13D/A, there are no contracts, arrangements, understandings, or relationships between the Reporting Person and any other person with respect to the securities of the Issuer.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 1     Securities Purchase Agreement by and between Fuse Medical, Inc.; Palm Springs Partners, LLC d/b/a Maxim Surgical; Reeg Medical Industries, Inc. and Mr. Amir David Tahernia as Sellers; and Mr. Amir David Tahernia in his capacity as representative of the Sellers, dated July 30, 20178 (previously filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 3, 2018).

Exhibit 2     Form of Restricted Stock Award for Board Compensation (previously filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 10, 2017).

EXHIBITS

Exhibit No.	Description

1	Securities Purchase Agreement by and between Fuse Medical, Inc.; Palm Springs Partners, LLC d/b/a Maxim Surgical; Reeg Medical Industries, Inc. and Mr. Amir David Tahernia as Sellers; and Mr. Amir David Tahernia in his capacity as representative of the Sellers, dated July 30, 20178 (previously filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 3, 2018).

2	Form of Restricted Stock Award for Board Compensation (previously filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 10, 2017)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

August 10, 2018
(Date)

/s/ Christopher C. Reeg
(Signature)

Christopher C. Reeg
(Name and Title)